Exhibit 99.1

IR-399

Fanhua Reports First Half 2024 Unaudited Financial Results

GUANGZHOU, China, September 18, 2024, Eastern Daylight Time, (GLOBE NEWSWIRE) Fanhua Inc. (Nasdaq: FANH) (the “Company” or “Fanhua”), a leading independent financial services provider in China, today announced its unaudited financial results for the first half ended June 30, 20241.

Financial Highlights for the First Half of 2024:

(In thousands, except per ADS data and percentages)	2023H1 (RMB)	2024H1 (RMB)	2024H1 (US$)	Change %
Total net revenues	1,960,377	1,123,178	154,555	(42.7)
Operating income	146,387	54,910	7,557	(62.5)
Loss from fair value change	—	(73,761)	(10,150)	—
Net income attributable to shareholders	136,967	4,738	653	(96.5)
Adjusted EBITDA[2]	178,221	77,665	10,687	(56.4)
Diluted net income per ADS	2.54	0.09	0.01	(96.5)
Diluted adjusted EBITDA per ADS[3]	3.31	1.45	0.20	(55.2)
Cash, cash equivalent, short-term investments at end of the period	1,611,554	770,133	105,974	(52.2)

Key operating metrics for the First Half of 2024:

(In thousands, except percentages and number of agents)	2023H1 (RMB)	2024H1 (RMB)	2024H1 (US$)	Change %
Total life gross written premiums (“GWP”)	8,703,510	8,642,319	1,189,223	(0.7)
- First year premium (“FYP”)	2,329,504	1,205,417	165,871	(48.3)
- Renewal premium	6,374,006	7,436,902	1,023,352	16.7
Number of life insurance performing agents	11,855	7,723	—	(34.9)
FYP per life insurance performing agent	196	156	—	(20.6)

Mr. Yinan Hu, Founder and Chief Executive Officer, commented: “In the first half of 2024, the implementation of the ‘Unified Commissions and Fees in Reporting and Underwriting’ policy in the agency and broker channel has caused unprecedented disruption in the sector. Against this backdrop, we took a series of proactive measures and steadily advanced our strategy of ‘professionalization, service ecosystem development, intelligence, open platform, and internationalization’ to ensure stable business operations. In the first half of 2024, we achieved gross written premiums of RMB8.8 billion, with first year premiums of RMB1.4 billion, fully demonstrating our resilience.

[1]	This announcement contains currency conversions of certain Renminbi (“RMB”) amounts into U.S. dollars (US$) at specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2672 to US$1.00, the effective noon buying rate as of June 28, 2024 in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
[2]	Adjusted EBITDA is defined as net income before income tax expense, share of loss of affiliates, investment income, interest income, financial cost, depreciation, amortization of intangible assets, share-based compensation expenses and change in fair value of equity investments and contingent consideration.
[3]	Diluted adjusted EBITDA per ADS is defined as adjusted EBITDA divided by total weighted average number of diluted ADSs of the Company outstanding during the period.

IR-399

“We are pleased that the first AI model in the insurance industry, ‘Du Xiaobao’ L2, co-developed by Fanhua and Baidu Smart Cloud, was launched for trial operation and has been well received among sales agents. We firmly believe that artificial intelligence will play an increasingly important role in insurance distribution. It will not only enhance the overall customer experience but also reshape the traditional insurance sales model, bringing new growth momentum to the industry. ‘Du XiaoBao’ is central to our intelligence strategy and will play a crucial role in driving our future competitiveness, propelling the Company toward greater growth and new breakthroughs.

Open Platform and M&A Contributions over the First Half of 2024

-	The number of platform professional users who used our Open Platform reached 963 as of June 30, 2024, generating RMB322.7 million in first year premiums, which accounted for 26.8% of our life insurance FYP.

Share Repurchase Program

On July 4, 2024, the Board authorized the expansion of the Company’s share repurchase program by an additional US$20 million, bringing the total authorized amount of share repurchase to US$40 million. Under the Company’s previously authorized share repurchase program, as of June 30, 2024, the Company had repurchased an aggregate of 726,616 ADSs, at an average price of approximately US$7.5 per ADS for a total amount of approximately US$5.4 million.

Analysis of our Financial Results for the First Half of 2024

Revenues

Total net revenues were RMB1.1 billion (US$154.0 million) for the first half of 2024, representing a decrease of 42.7% from RMB2.0 billion for the corresponding period in 2023.

●	Net revenues for agency business were RMB901.0 million (US$124.0 million) for the first half of 2024, representing a decrease of 48.6% from RMB1.8 billion for the corresponding period in 2023. Total GWP was RMB8.8 billion for the first half of 2024, remaining stable compared to the same period of 2023, of which FYP decreased by 43.7% year-over-year to RMB1.4 billion while renewal premiums grew by 16.7% year-over-year to RMB7.4 billion.

♦	Net revenues for the life insurance business were RMB828.6 million (US$114.0 million) for the first half of 2024, representing a decrease of 50.2% from RMB1.7 billion for the corresponding period in 2023. The decrease was mainly due to i) the decrease in commission rates paid by insurance companies and decline in sales volumn as the result of the implementation of the “Unified Commissions and Fees in Reporting and Underwriting” policy which imposed a commission cap in the broker and agency channel and ii) a relatively high base from the sales spike before the downward pricing rate adjustment of life insurance products from 3.5% to 3%. Total life insurance GWP decreased by 0.7% year-over-year to RMB8.6 billion, of which life insurance FYP decreased by 48.3% year-over-year to RMB1.2 billion while renewal premiums grew by 16.7% year-over-year to RMB7.4 billion.

IR-399

Net revenues generated from our life insurance business accounted for 73.8% of our total net revenues in the first half of 2024, as compared to 84.8% in the same period of 2023.

♦	Net revenues for the non-life insurance business (formerly categorized as “property and casualty insurance business”) were RMB72.4 million (US$10.0 million) for the first half of 2024, representing a decrease of 18.9% from RMB89.3 million for the corresponding period in 2023. Net revenues generated from the non-life insurance business accounted for 6.4% of our total net revenues in the first half of 2024, as compared to 4.6% in the same period of 2023.

●	Net revenues for the claims adjusting business were RMB222.1 million (US$30.6 million) for the first half of 2024, representing an increase of 7.0% from RMB207.6 million for the corresponding period in 2023. The increase was mainly due to the growth in auto insurance claims adjusting business. Net revenues generated from the claims adjusting business accounted for 19.8% of our total net revenues in the first half of 2024, as compared to 10.6% in the same period of 2023.

Gross profit

Total gross profit was RMB424.6 million (US$58.4 million) for the first half of 2024, representing a decrease of 29.0% from RMB597.7 million for the corresponding period in 2023. By product line, the results were:

●	Life insurance business recorded a gross profit of RMB323.8 million (US$44.6 million), representing a decrease of 35.2% from RMB500.0 million for the first half of 2023. The decrease was largely in line with the decrease in net revenues. Gross margin for the period was 39.1%, as compared with 30.1% in the same period of 2023.

●	Non-life insurance business recorded a gross profit of RMB26.1 million (US$3.6 million), representing an increase of 10.6% from RMB23.6 million for the first half of 2023, primarily due to the increased contribution from higher margin insurance brokerage business. Gross margin for the period was 36.0%, as compared with 26.4% in the same period of 2023.

●	Claims adjusting business recorded a gross profit of RMB74.8 million (US$10.3 million), representing an increase of 0.8% from RMB74.2 million for the first half of 2023. Gross margin for the period was 33.8%, as compared with 35.7% in the same period of 2023.

IR-399

Operating expenses

Selling expenses were RMB110.1 million (US$15.2 million) for the first half of 2024, representing a decrease of 15.8% from RMB130.8 million for the corresponding period in 2023. The decrease was primarily due to cost savings from personnel optimization and decreased number of our sales outlets.

General and administrative expenses were RMB259.6 million (US$35.7 million) for the first half of 2024, representing a decrease of 19.0% from RMB320.5 million for the corresponding period in 2023. The decrease was mainly due to personnel optimization and decreased rental costs of branch offices at provincial level.

As a result of the foregoing factors, we recorded operating income of RMB54.9 million (US$7.6 million) for the first half of 2024, representing a decrease of 62.5% from RMB146.4 million for the corresponding period in 2023.

Operating margin was 4.9% for the first half of 2024, compared to 7.5% for the corresponding period in 2023.

Loss from fair value change was RMB73.7 million (US$10.2 million) for the first half of 2024, which primarily represented an unrealized holding loss of RMB82.5 million (US$11.4 million) in the first half of 2024, to reflect the change in the fair value of the Company’s 2.8% equity interests in Cheche Group Inc. (“Cheche”), which was partially offset by an unrealized income of RMB8.8 million (US$1.2 million) representing the fair value change of the contingent consideration in regards to business combinations in the first quarter of 2023.

Investment income was RMB24.5 million (US$3.4 million) for the first half of 2024, representing a decrease of 2.0% from RMB25.0 million for the corresponding period in 2023. The decrease reflects the periodic fluctuation in yields from short-term investments in financial products as it is recognized when the investment matures or is disposed of.

Income tax expense was RMB6.7 million (US$0.9 million) for the first half of 2024, representing a decrease of 82.5% from RMB38.3 million for the corresponding period in 2023.

As a result of the foregoing factors, net income attributable to the Company’s shareholders was RMB4.7 million (US$0.7 million) for the first half of 2024, representing a decrease of 96.6% from RMB137.0 million for the corresponding period in 2023.

Net margin was 0.4% for the first half of 2024, as compared to 7.0% for the corresponding period in 2023.

Adjusted EBITDA2 was RMB77.7 million (US$10.7 million) for the first half of 2024, representing a decrease of 56.4% from RMB178.2 million for the corresponding period in 2023.

IR-399

Adjusted EBITDA margin4 was 6.9% for the first half of 2024, as compared to 9.1% for the corresponding period in 2023.

Basic and diluted net income per ADS were RMB0.09 (US$0.01) and RMB0.09 (US$0.01) for the first half of 2024, respectively, representing a decrease of 96.5% and 96.5% from RMB2.54 and RMB2.54 for the corresponding period in 2023, respectively.

Basic5 and diluted adjusted EBITDA per ADS were RMB1.45 (US$0.20) and RMB1.45 (US$0.20) for the first half of 2024, representing a decrease of 56.2% and 56.2% from RMB3.31 and RMB3.31 for the corresponding period in 2023, respectively.

As of June 30, 2024, the Company had RMB770.1 million (US$106.0 million) in cash, cash equivalents and short-term investments, as compared with RMB1.6 billion as of June 30, 2023. The decrease was due to loans provided to third parties amounting to RMB705 million in the aggregate, among which loans of RMB610 million have been pledged with equity interests as collaterals and fully guaranteed by the controlling shareholder of the debtor as of the date of this announcement. The loans to third parties all have one-year term with an average annual interest rate of 5%.

Fanhua’s Insurance Sales and Service Distribution Network:

●	As of June 30, 2024, excluding newly acquired entities, Fanhua’s distribution network consisted of 539 sales outlets in 24 provinces and 69 services outlets in 31 provinces as of June 30, 2024, compared with 606 sales outlets in 24 provinces and 89 services outlets in 31 provinces as of June 30, 2023. The decrease in the number of sales outlets reflected our focus on growing profitable branches, coupled with the challenging decisions to close those which were not yielding profits. The number of the Company’s in-house claims adjustors was 2,457 as of June 30, 2024, compared with 2,120 as of June 30, 2023.

About Fanhua Inc.

Driven by its digital technologies and professional expertise in the insurance industry, Fanhua Inc. is the leading independent financial service provider in China, focusing on providing insurance-oriented family asset allocation services that covers customers’ full lifecycle and a one-stop service platform for individual sales agents and independent insurance intermediaries.

With strategic focus on long-term life insurance products, we offer a broad range of insurance products, claims adjusting services and various value-added services to meet customers’ diverse needs, through an extensive network of digitally empowered sales agents and professional claims adjustors. We also operate Baowang (www.baoxian.com), an online insurance platform that provides customers with a one-stop insurance shopping experience.

For more information about Fanhua Inc., please visit https://ir.fanhgroup.com

[4]	Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of net revenues.
[5]	Basic adjusted EBITDA per ADS is defined as adjusted EBITDA divided by total weighted average number of ADSs of the Company outstanding during the period.

IR-399

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control including macroeconomic conditions in China. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

About Non-GAAP Financial Measures

In addition to the Company’s consolidated financial results under generally accepted accounting principles in the United States (“GAAP”), the Company also provides adjusted EBITDA, adjusted EBITDA margin and basic and diluted adjusted EBITDA per ADS, all of which are non-GAAP financial measures, as supplemental measures to review and assess operating performance. Adjusted EBITDA is defined as net income before income tax expense, share of loss of affiliates, investment income, interest income, financial cost, depreciation, amortization of intangible assets, share-based compensation expenses and change in fair value of equity investments and contingent consideration. Adjusted EBITDA margin is defined as adjusted EBITDA as a percentage of net revenues. Basic adjusted EBITDA per ADS is defined as adjusted EBITDA divided by total weighted average number of ADSs of the Company outstanding during the period. Diluted adjusted EBITDA per ADS is defined as adjusted EBITDA divided by total weighted average number of diluted ADSs of the Company outstanding during the period. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. The Company’s non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations. Specifically, the Company’s non-GAAP measures exclude interest income, investment income, financial cost, income tax expense, depreciation, amortization of intangible assets, share of loss of affiliates, share-based compensation expenses and change in fair value of equity investments and contingent consideration. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies, including peer companies. The presentation of these non-GAAP financial measures has limitations as analytical tools, and investors should not consider them in isolation from, or as a substitute for analysis of, the financial information prepared and presented in accordance with GAAP. We encourage investors and other interested persons to review our financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of Net Income to Adjusted EBITDA and Adjusted EBITDA Margin” set forth at the end of this press release.

IR-399

FANHUA INC.

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of December 31,	As of June 30,	As of une 30,
	2023	2024	2024
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	521,538	189,527	26,080
Restricted cash	53,238	47,920	6,594
Short term investments	928,270	580,606	79,894
Accounts receivable, net	639,418	582,516	80,157
Other receivables	111,770	714,383	98,302
Other current assets	121,331	44,344	6,102
Total current assets	2,375,565	2,159,296	297,129

Non-current assets:
Restricted bank deposit – non-current	27,228	26,783	3,685
Contract assets, net - non-current	711,424	726,879	100,022
Property, plant, and equipment, net	91,659	86,223	11,865
Goodwill and intangible assets, net	432,465	421,851	58,050
Deferred tax assets	40,735	35,250	4,851
Investment in affiliates	—	8,614	1,185
Other non-current assets	235,752	244,166	33,598
Right of use assets	136,056	112,011	15,413
Total non-current assets	1,675,319	1,661,777	228,669
Total assets	4,050,884	3,821,073	525,798

Current liabilities:
Short-term loan	164,300	98,375	13,537
Accounts payable	406,807	337,807	46,484
Insurance premium payables	14,943	10,418	1,434
Other payables and accrued expenses	185,999	177,787	24,464
Accrued payroll	94,305	62,566	8,609
Income tax payable	100,260	96,780	13,317
Current operating lease liability	57,164	49,521	6,814
Total current liabilities	1,023,778	833,254	114,659

Non-current liabilities:
Accounts payable – non-current	401,385	408,416	56,200
Other tax liabilities	34,368	29,722	4,090
Deferred tax liabilities	149,151	144,808	19,926
Non-current operating lease liability	71,311	57,707	7,941
Other non-current liabilities	33,373	33,375	4,593
Total non-current liabilities	689,588	674,028	92,750
Total liabilities	1,713,366	1,507,282	207,409

Ordinary shares	8,675	8,675	1,194
Treasury stock	(178)	(197)	(27)
Additional Paid-in capital	162,721	177,993	24,493
Statutory reserves	608,376	608,376	83,715
Retained earnings	1,319,605	1,324,343	182,236
Accumulated other comprehensive loss	(27,936)	(33,208)	(4,570)
Total shareholders’ equity	2,071,263	2,085,982	287,041
Non-controlling interests	266,255	227,809	31,348
Total equity	2,337,518	2,313,791	318,389
Total liabilities and equity	4,050,884	3,821,073	525,798

IR-399

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	For the Six Months Ended
	December 31,
	2023	2024	2024
	RMB	RMB	US$
Net revenues:
Agency	1,752,742	901,064	123,990
Life insurance business	1,663,463	828,621	114,022
Non-life insurance business	89,279	72,443	9,968
Claims adjusting	207,635	222,114	30,565
Total net revenues	1,960,377	1,123,178	154,555
Operating costs and expenses:
Agency	(1,229,172)	(551,247)	(75,854)
Life insurance business	(1,163,502)	(504,866)	(69,472)
Non-life insurance business	(65,670)	(46,381)	(6,382)
Claims adjusting	(133,479)	(147,333)	(20,274)
Total operating costs	(1,362,651)	(698,580)	(96,128)
Selling expenses	(130,802)	(110,122)	(15,153)
General and administrative expenses	(320,537)	(259,566)	(35,717)
Total operating costs and expenses	(1,813,990)	(1,068,268)	(146,998)
Income from operations	146,387	54,910	7,557
Other income (loss), net:
Loss from fair value change	—	(73,761)	(10,150)
Investment income	24,957	24,451	3,365
Interest income	9,097	8,586	1,180
Financial cost	(4,682)	(960)	(132)
Others, net	6,482	(3,216)	(443)
Income from operations before income taxes and share income of affiliates	182,241	10,010	1,377
Income tax expense	(38,289)	(6,659)	(916)
Share of loss of affiliates	(540)	(1,121)	(154)
Net income	143,412	2,230	307
Less: net (loss) income attributable to non-controlling interests	6,445	(2,508)	(345)
Net income attributable to the Company’s shareholders	136,967	4,738	652

IR-399

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For The Six Months Ended
	June 30,
	2023	2024	2024
	RMB	RMB	US$
Net income per share:
Basic	0.13	0.01	—
Diluted	0.13	0.01	—
Net income per ADS:
Bsic	2.54	0.09	0.01
Diluted	2.54	0.09	0.01
Shares used in calculating net income per share:
Basic	1,077,103,934	1,066,793,835	1,066,793,835
Diluted	1,077,451,347	1,069,840,827	1,069,840,827
Net income	143,412	2,230	307
Other comprehensive income, net of tax: Foreign currency translation adjustments	8,880	783	108
Unrealized net (losses) gains on available-for-sale investments	2,695	(6,054)	(833)
Comprehensive income (loss)	154,987	(3,041)	(418)
Less:
Comprehensive (loss) income attributable to the non-controlling interests	6,445	(2,508)	(345)
Comprehensive income (loss) attributable to the Company’s shareholders	148,542	(533)	(73)

IR-399

FANHUA INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands, except for shares and per share data)

	For the Six Months Ended
	June 30,
	2023	2024	2024
	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	143,412	2,230	307
Adjustments to reconcile net income to net cash generated from operating activities:
Investment income	(6,989)	(5,256)	(723)
Share of loss of affiliates	540	1,121	154
Other non-cash adjustments	74,859	145,765	20,058
Changes in operating assets and liabilities	(178,173)	(110,934)	(15,265)
Net cash generated from operating activities	33,649	32,926	4,531
Cash flows from investing activities:
Purchase of short-term investments	(2,103,010)	(1,617,780)	(222,614)
Proceeds from disposal of short-term investments	1,823,149	1,962,588	270,061
Cash rendered for loan receivables from third parties	(80,000)	(728,800)	(100,286)
Cash received for loan receivables from third parties	180,000	130,500	17,957
Cash acquired from business acquisitions	21,208	—	—
Disposal of subsidiaries, net of cash disposed	—	(12,761)	(1,756)
Others	(6,185)	(3,982)	(548)
Net cash used in investing activities	(164,838)	(270,235)	(37,186)
Cash flows from financing activities：
Proceeds from bank and other borrowings	182,268	98,375	13,537
Repayment of bank and other borrowings	(18,026)	(164,300)	(22,608)
Repurchase of ordinary shares from open market	(22,107)	(5,734)	(789)
Dividend distributed to non-controlling interest	—	(29,500)	(4,059)
Others	(4,238)	—	—
Net cash generated from (used in) financing activities	137,897	(101,159)	(13,919)
Net increase (decrease) in cash, cash equivalents and restricted cash	6,708	(338,468)	(46,574)
Cash, cash equivalents and restricted cash at beginning of period	648,211	602,004	82,839
Effect of exchange rate changes on cash and cash equivalents	6,668	694	94
Cash, cash equivalents and restricted cash at end of period	661,587	264,230	36,359

IR-399

FANHUA INC.

Reconciliations of Net Income to Adjusted EBITDA and Adjusted EBITDA Margin

(In thousands, except for shares and per share data)

	For The Six Months Ended
	June 30
	2023	2024	2024
	RMB	RMB	USD
Net income	143,412	4,738	652
Income tax expense	38,289	6,659	916
Share of loss of affiliates	540	1,121	154
Investment income	(24,957)	(24,451)	(3,365)
Interest income	(9,097)	(8,586)	(1,180)
Financial cost	4,682	960	132
Depreciation	8,371	7,339	1,010
Amortization of intangible assets	8,797	8,395	1,155
Share-based compensation expenses	8,184	7,729	1,064
Change in fair value of equity investments and contingent consideration	—	73,761	10,150
Adjusted EBITDA	178,221	77,665	10,687
Total net revenues	1,960,377	1,123,177	154,554
Adjusted EBITDA Margin	9.1%	6.9%	6.9%
Adjusted EBITDA per ADS：
Basic	3.31	1.46	0.20
Diluted	3.31	1.45	0.20
Shares used in calculating adjusted EBITDA per share:
Basic	1,077,103,934	1,066,793,835	1,066,793,835
Diluted	1,077,451,347	1,069,840,827	1,069,840,827

IR-399

For more information, please contact:

Investor Relations

Tel: +86 (20) 8388-3191

Email: ir@fanhgroup.com

Source: Fanhua Inc.